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                             September 7, 2023

       Alex Peng
       Chief Financial Officer
       TAL Education Group
       5/F, Tower B, Heying Center
       Xiaoying West Street, Haidian District
       Beijing 100085
       People   s Republic of China

                                                        Re: TAL Education Group
                                                            Form 20-F for the
Fiscal Year Ended February 28, 2023
                                                            File No. 001-34900

       Dear Alex Peng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended February 28, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

   1. We note your statement that you reviewed your register of members and Schedules 13G in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission. In your
response, please provide a similarly detailed discussion of the materials reviewed and
legal opinions or third party certifications relied upon in
                                                        connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Alex Peng
TAL Education Group
September 7, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to the best of our knowledge.
Please supplementally
      confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the
      Chinese Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 or Jennifer Thompson at
202-551-
3737 with any questions.



                                                            Sincerely,
FirstName LastNameAlex Peng
                                                            Division of
Corporation Finance
Comapany NameTAL Education Group
                                                            Disclosure Review
Program
September 7, 2023 Page 2
cc:       Yi Gao, Esq.
FirstName LastName